News Release

Resin Systems Announces Equity Offering

Calgary, Alberta, February 27, 2007: Resin Systems Inc. ("RS") (RS - TSX / RSSYF - OTCBB) today announced that it has engaged agents to sell on a best efforts basis, by way of private placement, common shares of RS to raise up to $20 million in gross proceeds.  RS has granted the agents an option, exercisable at any time prior to closing, to increase the size of the offering by up to $5 million. The pricing of the common shares will be determined in the context of the market. Completion of the private placement is subject to certain conditions including the receipt of all necessary regulatory approvals.

The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

For further information please contact:

Resin Systems Inc.

Paul Giannelia, President and Chief Executive Officer

Rob Schaefer, Chief Financial Officer and Corporate Secretary

Tel: (403) 219-8000    Fax: (403) 219-8001

Email:  info@grouprsi.com